Fuxing China Group Limited

January 31, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Kevin Woody
Eranga Dias
Asia Timmons-Pierce

Re:	Fuxing China Group Limited
Amendment No. 6 to Registration Statement on Form F-1
Filed January 17, 2025
File No. 333-278459

Ladies and Gentlemen:

This letter is in response to the letter dated January 28, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Fuxing China Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 7 to our Registration Statement on Form F-1 (“Amendment No. 7”) is being filed to accompany this letter.

Amendment No. 6 to Registration Statement on Form F-1 filed January 17, 2025

Recent Development, page 60

1. We note your disclosure on pages 60 and 98 regarding the terms of the Share Transfer Agreement. We note that the Share Transfer Agreement includes a debt repayment clause for repayment of debt over three tranches. Please revise to disclose the debt repayment terms and to the extent material please quantify the debt outstanding owed by Jianxin.

Response: In response to the Staff’s comments, we have revised our disclosure on page 60 of Amendment No.7 accordingly.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shaolin Hong
Name:	Shaolin Hong
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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